BLUE RIDGE REAL ESTATE COMPANY

P.O. Box 707

Route 940 and Moseywood Road

Blakeslee, Pennsylvania 18610

January 6, 2014

VIA EDGAR AND FACSIMILE AT (202) 772-9198

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3561

Attention:

Alexandra M. Ledbetter

Attorney-Advisor

Office of Mergers and Acquisitions

Re:

Blue Ridge Real Estate Company

Amended Schedule 13E-3

Filed December 26, 2013

File No. 00-18768

Dear Ms. Ledbetter:

On behalf of Blue Ridge Real Estate Company (the “Company”), the undersigned is responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 27, 2013 with respect to the Company’s Schedule 13E-3 referred to above (the “Schedule 13E-3).

In response to your letter, set forth below are your comments in bold followed by the Company’s responses to your comments.

Where indicated below, the Company has made changes to the referenced disclosures in Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”), which the Company is filing contemporaneously with this response letter.  Amendment No. 2 also contains certain non-material changes and additions resulting from recent developments and management’s ongoing review of the disclosures contained therein.

Amended Offer to Purchase, Dated December 26, 2013

Section 2. Special Factors, page 9

Background of the Offer, page 9

1.

We note your revised disclosure in response to prior comments 1 and 4. Please revise to disclose the results of Mr. Beaty’s adjusted liquidation analysis. Although management and the boards of Blue Ridge and Big Boulder regarded the analysis as unreliable for the reasons you disclose, we note that Mr. Beaty presented an update of this analysis at the meeting held on October 9, 2013, with both boards and the Blue Ridge special committee, which suggests that the analysis nevertheless was material information in the context of the Blue Ridge board’s determination of the offer price.

We have revised the Offer to Purchase on page 11 to disclose the results of Mr. Beaty’s adjusted liquidation analysis.

2.

We note your response to prior comment 10. We also note your disclosure on page 16 that in connection with rendering its fairness opinion BDO “reviewed information received through emails from the management of the Company which made certain representations as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including valuation allowances, unfunded defined pension liability, operating cash flow carry) for the Company on a pro-forma basis at close[.]” Please revise to disclose specifically the representations and the pro forma schedule of assets and liabilities. If the financial projections prepared by the company’s management are reflected in the table on pages 20-22, in the context of BDO’s net asset value analysis, you may clarify your disclosure on page 16 by adding a cross reference.

We have revised the Offer to Purchase on page 16 to further describe the representations made by the management of the Company, and also to clarify the references to the pro forma schedule of assets and liabilities by cross-referencing to the information contained the Adjusted Net Asset Value Analysis on pages 21-23.

Response:

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (570) 443-8433.

Regards,

/s/ Bruce Beaty

Bruce Beaty

Enclosures

cc:

Peggy Kim (Securities and Exchange Commission)

Joanne Soslow (Morgan, Lewis & Bockius LLP)

Sally Liao (Morgan, Lewis & Bockius LLP)

Jared T. Zane (Morgan, Lewis & Bockius LLP)